Exhibit 99.9

February 13, 2020

Ting Lu, M. Sc., P.Eng.

Tetra Tech Canada Inc.

Suite 1000 – 10th Floor, 885 Dunsmuir Street

Vancouver, British Columbia V6C 1N5

Subject:	Consent of Qualified Person

I, Ting Lu, M.Sc., P.Eng., hereby consent to the public filing of the technical report titled "NI 43-101 Technical Report on Preliminary Feasibility Study the Keno Hill Silver District Project, Yukon Territory, Canada”, dated May 8, 2019, and an effective date of March 28, 2019 as amended February 13, 2020 (the “Technical Report”) by Alexco Resource Corp. (the "Company").

I also consent to any extracts from or a summary of the Technical Report in the news release of the Company dated February 18, 2020 (the "News Release") entitled, “Alexco Divests Subsidiary Environmental Business AEG”.

I confirm that I have read the News Release and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated February 13, 2020

[signed] “Ting Lu”

Ting Lu M. Sc., P.Eng.
Senior Metallurgical Engineer, Tetra Tech Canada Inc.